SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 27)*

Telos Corporation
(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
(Title of Class of Securities)

8796B200
(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON PN

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 16, 2010.

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON OO

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 16, 2010.

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable		☐
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON IN, HC

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2010, as reported in the Form 10-Q for the period ended June 30, 2010 filed by the Issuer with the Securities and Exchange Commission on August 16, 2010.

AMENDMENT NO. 27 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007, and further amended by Amendment No. 21 filed on October 2, 2007, and further amended by Amendment No. 22 filed on October 18, 2007, and further amended by Amendment No. 23 filed on October 25, 2007, and further amended by Amendment No. 24 filed on December 11, 2007, and further amended by Amendment No. 25 filed on December 14, 2007, and further amended by Amendments No. 26 filed on February 20, 2008 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended and restated as follows:

Item 2. Identity and Background.

Item 2 is hereby amended to remove Andrew R. Siegel and White Bay Capital Management, LLC as Filers. The Amended Joint Filing Agreement among the Filers is annexed hereto as Exhibit 1.

Item 4. Purpose of the Transaction.

Item 4 appearing in the Schedule 13D is hereby supplemented to add the following:

As of the date of this Amendment No. 27, except as otherwise set forth in the Schedule 13D, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a) is hereby amended and restated in its entirety by reference to the information provided on the cover pages to this Amendment No. 27 to Schedule 13D.

Item 5(b) is hereby amended and restated in its entirety to state that the Filers have the sole power to vote and to dispose of the Public Preferred Stock that they hold.

Item 5(c) is hereby amended and restated in its entirety to state that on October 27, 2010, On October 27, 2010, Costa Brava Partnership III LP made an in-kind distribution of 101,639 shares of the Public Preferred Stock to certain of its limited partners. No consideration was paid by the limited partners in the transaction.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by deleting prior Exhibit 1 and adding the following thereto:

Exhibit 1 – Amended Joint Filing Agreement (Appears at Page 9)

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

SETH W. HAMOT
By:	/s/ Seth W. Hamot